                              May 21, 2008

Via EDGAR & Federal Express

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Vantage Drilling Company

Registration Statement on Form S-4

Filed December 3, 2007

File No. 333-147797

Dear Mr. Schwall:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on May 20, 2008 (the “Staff Letter”) with respect to the Registration Statement on Amendment No. 4 to Form F-4 on Form S-4 (“Registration Statement”) filed by Vantage Drilling Company (“Vantage Drilling”). We are filing electronically Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects responses to the Staff Letter.

The following are responses to the Commission’s comments which are furnished as supplemental information and not as part of Amendment No. 5.  We are providing to you under separate cover two copies of Amendment No. 5, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the Amendment No. 4 to the Registration Statement filing made on May 19, 2008.  For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

General

1.                                       We note your response to our prior comment 1. Please ensure that your filing provides all disclosure required by Form S-4. For example, you have not provided the information required by Items 303 or 407(a) of Regulation S-K for Vantage Drilling. See Item 14(h) and Item 18(a)(7)(iii) of Form S-4. Please revise your filing accordingly.

In response to the Commission’s comment, we have modified the disclosure on page 191 to include the disclosure required by Item 407(a) of Regulation S-K and pages 178-181 of Amendment No. 5 to include “Management’s Discussion and Analysis” for Vantage Drilling Company as required by Item 303 of Regulation S-K.

2.                                       We note your response to our prior comment 5. Please file as an exhibit to your registration statement a consent by the law firm of Ellenoff Grossman & Schole, LLP, to the reference to such firm that appears at page 68 of your filing.

In response to the Commission’s comment, based on discussions with the Staff, we have filed as Exhibit 8.1 a revised tax opinion from the law firm of Ellenoff Grossman & Schole LLP which includes a consent to the reference to such firm appearing in the disclosure on page 68.  Please note that Exhibit 23.1 references Exhibit 8.1 as containing the relevant consent.

3.                                       We note that your filing, as revised, contains blanks, such as those found at page 36 regarding quarterly high and low sales prices, and the closing prices, of Vantage Energy’s outstanding securities. Please advise or revise your filing to include the omitted information.

In response to the commission’s comment, we have revised Amendment No. 5 to fill in all blanks on page 36.

4.                                       We note that in this amendment you have changed text that previously used the term “we” or “our”, and which appeared to refer to Vantage Drilling after the proposed transactions have been consummated, to now refer to “the Company” (i.e., Vantage Energy Services, Inc.). We note that several of these references would appear to more properly refer to Vantage Drilling, to the extent that your disclosure is intended to apply to the relevant entity after the proposed transactions. Please revise your filing to ensure that all references to Vantage Energy Services, Inc., “Vantage”, “the Company,” and Vantage Drilling refer to the relevant entity. For example, we note changes in the following sections that appear to be inconsistent or not accurate in this regard:

•                                          “The Company’s Board of Directors did not determine a specific value...” at page 38.

•                                          “The Company’s operations will be conducted through a company incorporated in the Cayman Islands...” at page 39.

•                                          “Attempts to grow the business could have an adverse effect...” at page 53.

•                                          “Uninsured claims and litigation could adversely impact...” at page 54.

•                                          “Some of the company’s directors and officers reside outside of the United States...” at page 54.

Similarly, your disclosure regarding “the Company’s” compensation committee, such as that set forth at pages 141, 184 and 185 appear to be inconsistent with disclosure at page 153 that the compensation committee of Vantage Drilling will determine compensation of executive officers.

In response to the Commission’s comment, we have modified our disclosure throughout Amendment No. 5 to clarify which entity (Vantage Energy or Vantage Drilling) is being referred to in the relevant disclosure. Please see pages 38-39, 46-56, 141 and 190.

The Company Special Meeting of Stockholders, page 58

Solicitation Costs, page 63

5.                                       We note your new disclosure regarding the retention of Morrow & Co., LLC to assist in the solicitation of proxies. Please identify who will pay the $30,000 fee and reimbursement for out-of-pocket expenses for such firm. See Item 4 of Schedule 14A.

In response to the Commission’s comment, we have modified the disclosure on page 63.

Proposal 6 - Director Proposal, page 148

Executive Compensation, page 158

6.                                       We note your response to our prior comment 6. Notwithstanding your response that Mr. Halkett was not a named executive officer as of December 31, 2007, it appears that the disclosure that you provided in Amendment No. 4 regarding potential payments to Mr. Halkett is material and should be included in your registration statement and proxy statement. In addition, please disclose the potential “gross-up payment” set forth in Section 2.13(a) of the agreement with Mr. Halkett, as well as the potential for other benefits, as set forth in Section 3.7 of such agreement.

In response to the Commission’s comment, we have modified the disclosure on pages 154 and 156 to disclose the gross-up payment and other benefit terms of Mr. Halkett’s employment agreement.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Vantage Energy Services, Inc., page 169

Liquidity and Capital Resources, page 173

Use of Funds Held in Trust, page 174

7.                                       We note your new disclosure regarding your initial discussions with potential lenders with respect to financing for the purchase of the drillship or the exercise of the drillship option and your statement that “...there can be no assurances that adequate debtor equity financing will be available or available on acceptable terms to fund” such purchase or option exercise. Please add a related risk factor to your risk factors section.

In response to the Commission’s comment, we have modified the disclosure on page 45 to add the relevant risk factor.

Exhibit 5.1

8.                                       Please file a revised opinion that clearly describes the securities being opined upon. For example, it appears that the “certain...ordinary shares...to be issued to Deutsche Bank” that are referenced in clause (i) of the first paragraph of your Cayman Islands opinion refers to the shares of Vantage Drilling that form a part of the units to be issued by Vantage Drilling, as well as the shares that underly the warrants that form a part of such units. It also appears that such shares are also addressed in clause (iii) of the first paragraph of such legal opinion. To avoid confusion that the shares referenced in clause (i) are other than the shares referenced in clause (iii), the opinion should be revised to address this issue.

In response to the Commission’s comment, we have filed a revised Exhibit 5.1 which has been modified to clarify which securities are being opined on.

If you have any questions or concerns, please contact the undersigned via telephone at (281) 404-4700 or via facsimile at (281) 404-4749.

Sincerely,

/s/ Chris Celano
Chris Celano
General Counsel

cc:	Paul A. Bragg
Douglas Smith
Chris DeClaire
Laura Svetlik
Douglas S. Ellenoff, Esq.